AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2008

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)

DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC.
(Name of Subject Company)

DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC.
(Name of Filing Person (Issuer))

SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

245916101 (CUSIP Number of Class of Securities)

     David F. Connor, Esq., Secretary
Delaware Investments Dividend and Income Fund, Inc.
2005 Market Street
Philadelphia, Pennsylvania 19103
215-255-8864
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION $2,854,804 (a) AMOUNT OF FILING FEE: $571 (b)

(a) Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 273,187 shares of Common Stock of Delaware Investments Dividend and Income Fund, Inc. by $10.53, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on May 23, 2008

(b)	Calculated as 1/50 of 1% of the Transaction Valuation.

/X/	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$571
Form or Registration No.:	Schedule TO

Filing Party:	Delaware Investments Global Dividend and Income Fund
Date Filed:	May 30, 2008

/_/	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/_/ /X/ /_/ /_/	third-party tender offer subject to Rule 14d-1. issuer tender offer subject to Rule 13e-4. going-private transaction subject to Rule 13e-3. amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:              /_/

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 30, 2008 by Delaware Investments Dividend and Income Fund, Inc., a Maryland corporation (the "Fund"), relating to an offer to purchase for cash up to 273,187 shares of its issued and outstanding common stock, par value $0.01 per share, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 12. EXHIBITS. (a)(5)(i) Press Release dated June 30, 2008. SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC.

/s/Patrick P. Coyne Patrick P. Coyne Chairman, Director, President and Chief Executive Officer June 30, 2008

Exhibit No. a.5.i.

FOR IMMEDIATE RELEASE
Contact: Ayele Ajavon	Laurel O’Brien
Corporate Communications	Corporate Communications
Delaware Investments	Delaware Investments
215.255.1632	215.255.1520
aajavon@delinvest.com	lobrien@delinvest.com

DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC. ANNOUNCES EXPIRATION OF TENDER OFFER

PHILADELPHIA, June 30, 2008 — Delaware Investments Global Dividend and Income Fund, Inc. (NYSE: DGF) (the “Fund”), a closed-end management investment company, today announced the preliminary results of its tender offer for up to 273,187 shares of its common stock representing up to five percent of its issued and outstanding shares of common stock. The offer expired at 11:59 p.m., New York City time, on Friday, June 27, 2008. Based on current information, approximately 440,959.0000 shares of common stock, or approximately 8.0706 percent of the Fund’s common stock outstanding, were tendered through the expiration date. This total includes shares tendered pursuant to notices of guaranteed delivery. Because the number of shares tendered exceeded 273,187 shares, the number of shares that will be purchased by the Fund will be pro-rated based on the number of shares properly tendered by each shareholder. No more than a total of 273,187 properly tendered shares will be accepted for cash payment at a price equal to the Fund’s net asset value (“NAV”) as of the close of regular trading on the New York Stock Exchange on June 30, 2008. The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date. Payment for shares tendered and accepted is expected to be sent to tendering shareholders within approximately ten business days after the expiration date.

The Fund is a diversified, closed-end fund. The Fund’s primary investment objective is to seek high current income; capital appreciation is a secondary objective. The Fund seeks to achieve its objectives by investing, under normal circumstances, at least 50% of its total assets in income-generating equity securities, including dividend-paying common stocks, convertible securities, preferred stocks, and other equity-related securities of U.S. and foreign issuers. Up to 50% of the Fund’s total assets may be invested in nonconvertible debt securities consisting primarily of government and high-yield, high-risk corporate bonds of U.S. and foreign issuers.

DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC. ANNOUNCES EXPIRATION OF TENDER OFFER/PAGE 2

Under normal market conditions, the Fund will invest: (1) at least 50% of its total assets in securities of U.S. issuers; and (2) at least 40% of its assets (including leveraged assets) in securities of non-U.S. issuers, unless market conditions are not deemed favorable by the Manager, in which case the Fund would invest at least 30% of its assets (including leveraged assets) in securities of non-U.S. issuers. The Fund may not, however, invest more than 50% of its total assets in the securities of any developed or emerging markets foreign country.

The Fund utilizes leveraging techniques in an attempt to obtain a higher return for the Fund. There is no assurance that the Fund will achieve its investment objectives.

In 1995, the Fund implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted and, if necessary, a return of capital.

About Delaware Investments
Delaware Investments, an affiliate of Lincoln Financial Group, is a Philadelphia-based diversified asset management firm with more than $140 billion in assets under management as of March 31, 2008. Through a broad range of managed accounts and portfolios, mutual funds, retirement accounts, sub-advised funds, and other investment products, Delaware Investments provides investment services to individual investors and to institutional investors such as private and public pension funds, foundations, and endowment funds. Delaware Investments is the marketing name for Delaware Management Holdings, Inc. and its subsidiaries. For more information on Delaware Investments, visit the company at www.delawareinvestments.com Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE: LNC) and its affiliates. For more information on Lincoln Financial Group, visit www.lincolnfinancial.com.

-- 2 --